Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com
georger@fundtech.com

Ruder Finn, Inc., New York
Justine Schneider
(212) 583-2750
schneiderj@ruderfinn.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
FOURTH QUARTER OF 2007 AND FULL YEAR 2007
-	Quarterly Revenues Grow 27% Year-over-Year to $29.4 Million
-	GAAP EPS 16 Cent
-	Non GAAP EPS 22 Cents
-	Full Year Revenues increase 22% to $104.6 Million.
-	In February 2008 acquired ACH Software Product Line

JERSEY CITY, N.J. —February 19, 2008, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the fourth quarter ended December 31, 2007.  Fundtech posted quarterly revenues of $29.4 million, a 27% increase year-over-year, compared to fourth quarter revenue of $23.1 million in 2006, and 10% increase compared to third quarter 2007 revenue of $26.6 million.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $2.7 million or $0.16 per diluted share, for the fourth quarter of 2007 compared with net income of $1.6 million, or $0.10 per diluted share, in the fourth quarter of 2006, and net income of $2.2 million, or $0.13 per diluted share, in the third quarter of 2007.

Excluding stock-based compensation and amortization of intangibles Fundtech’s adjusted net income for the fourth quarter of 2007 was $3.6 million, or $0.22 per diluted share, compared with $3.0 million, or $0.19 per diluted share, in the fourth quarter of 2006 and $3.1 million, or $0.19 per diluted share, in the third quarter of 2007. The adjusted non-GAAP net income for the fourth quarter of 2006 also excluded amortization of capitalized software costs (See Schedule A attached to this news release -- Reconciliation to GAAP).

              For the year ended December 31, 2007, revenues increased 22% to $104.6 million from $85.5 million in 2006.  GAAP net income in 2007 was $7.1 million, or $0.43 per diluted share, compared with net income of $3.8 million or $0.24 per diluted share, in 2006. Excluding stock based compensation, amortization of intangibles and amortization of capitalized software costs, Non GAAP income for 2007 was $11.5 million, or $0.69 per diluted share, compared to $9.1 million, or $0.57 per diluted share, in 2006. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

Other operational highlights:

•	During the fourth quarter Fundtech closed 81 new deals and added 6 new bank customers.
•	During the fourth quarter Fundtech closed 9 new system sales: including 3 PAYplus USA, 2 CASHplus, 2 at bbp and 1 CLS.
•	During the fourth quarter Fundtech closed a sale of Global PAYplus System to a large European bank.

“2007 was a record year for Fundtech. We experienced organic growth at an annual rate of 17.5%, met our EPS guidance, and made excellent progress across our product lines to ensure our long term growth.” said CEO Reuven Ben Menachem.  “Despite the uncertainty in the general market environment we believe that our customers understand the strategic nature of our products and that we will to continue to show good growth in 2008.

While we continue to focus on good execution in 2008, I am also excited about the long term potential of our activities in the areas of Financial Supply Chain and Electronic Invoice Presentment and Payment, which we recently entered through the Accountis acquisition.  Large banks are now starting to focus on these areas as they seek new sources of revenue growth, and I believe that Fundtech is well positioned as a technology solution provider to take advantage of this opportunity over the next few years.”

               Today Fundtech also announced the acquisition of TROY Group’s ACH software product line. This acquisition adds an important component to Fundtech’s existing line of cash management and corporate payment systems in the US.  Consideration was approximately $1.5 million in cash and the transaction was closed in February 2008.

Reconciliation of GAAP results to non-GAAP results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of the Company with a focus on the performance of its core operations. Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles and amortization of capitalized software costs.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates. The financial guidance includes the estimated impact of the acquisitions of Accountis and Troy on the consolidated financial statements, excluding the impact of the amortization of intangibles associated with these acquisitions.

For the first quarter of 2008 we expect revenues of between $27 million and $28.0 million, GAAP earnings per diluted share of between a loss of ($0.01) and a profit of $0.04 and Non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.05 to $0.10.

For fiscal 2008, we expect revenues between $120.0 million and $122.5 million, GAAP earnings per diluted share between $0.46 and $0.56 and non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.70 and $0.80

We estimate that the Accountis and Troy acquisitions will add $300,000 revenues to Q1 2008 and add approximately $4 million to 2008 annual revenues. We expect these acquisitions to dilute Fundtech’s first quarter as well as annual 2008 Non-GAAP earnings per diluted share by 3 cents.

Excluding the impact of the Troy and Accountis acquisitions, we estimate that amortization expenses for the first quarter of 2008 will be approximately $300,000 and that stock-based compensation expenses will be approximately $700,000.

Excluding the impact of the Troy and Accountis acquisitions we estimate that amortization expenses for 2008 will be approximately $1.2 million and that stock-based compensation expenses will be approximately $2.9 million.

The Company’s guidance for the first quarter of 2008 and full-year 2008 does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically are being evaluated by the Company’s management under evolving accounting standards which are incapable of assessment in advance.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) today, Tuesday, February 19, to discuss the Company’s fourth-quarter and full year 2007 results as well as 2008 financial guidance, and to answer questions from the investment community.

To participate, please call (866)-800-8651 or 617-614-2704 and ask for the Fundtech call.

A replay of the conference call will be available for playback from 10:30am (ET) February 19, until 11:59pm (ET) February 27. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, passcode 11519152.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until March 31.

About Fundtech
Fundtech Ltd. is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to first-quarter revenues; first-quarter GAAP earnings per share; first-quarter Non-GAAP earnings per share; full-year 2008 revenues; full-year 2008 GAAP earnings per share; and full-year 2008 Non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2006. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

FUNDtech
Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended						Twelve Months Ended
	December 31,				September 30,		December 31,
	2007		2006		2007		2007		2006

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income	$2,706	[1]	$1,635	[1]	$2,243	[1]	$7,107	[1]	$3,751	[1]
Amortization of capitalized
software development costs	--		394		--		394		1,576
Amortization of other intangible assets	281		318		281		1,387		1,275
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	78		55		78		308		219
Software development	100		39		100		358		152
Selling and marketing	119		117		119		514		504
General and administrative	329		371		329		1,416		1,612

Adjusted non-GAAP net income	$3,613		$2,929		$3,150		$11,484		$9,089

Adjusted non-GAAP net income per share	$0.22		$0.19		$0.19		$0.69		$0.57

Shares used in computing
adjusted non-GAAP net income per share	16,720,994		15,639,751		16,776,329		16,593,283		15,850,793

[1] Net income per share (diluted) was approximately $0.16 , $0.10 and $0.13 for the three months ended December 31, 2007 and 2006 and the three months ended September 30, 2007, respectively. Net income per share (diluted) was approximately $0.43 and $0.24 for the
Twelve months ended Deember 31, 2007 and 2006, respectively.

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	December 31,	December 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$31,612	$28,616
Short term deposits	1,765	--
Marketable securities - short term	8,624	18,551
Trade receivables, net	22,387	25,058
Other accounts receivable, prepaid expenses and inventories	3,600	2,608
	-	-
Total current assets	67,988	74,833

Marketable securities - Long term	12,847	--
Severance pay fund	1,197	1,221
Long term lease deposits	778	639
Prepaid expenses	2,434	1,821
Property and equipment, net	14,070	11,944
Goodwill, net	26,073	18,979
Other assets, net	2,156	2,626

Total assets	$127,543	$112,063

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$1,079	$2,444
Deferred revenues	6,143	7,567
Accrued restructuring expenses	62	185
Employee and payroll accruals	6,298	4,483
Other accounts payable and accrued expenses	7,862	5,360

Total current liabilities	21,444	20,039

Accrued severance pay	1,518	1,399
Accrued restructuring and other expenses	--	62
Deferred taxes	878	--
Other long term liabilities	1,571	777

Total liabilities	25,411	22,277

Shareholders' equity:
Share capital	47	46
Additional paid-in capital	151,547	146,611
Accumulated other comprehensive income (loss)	506	(196)
Accumulated deficit	(46,710)	(53,417)
Treasury stock, at cost	(3,258)	(3,258)

Total shareholders' equity	102,132	89,786

Total liabilities and shareholders' equity	$127,543	$112,063

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2007	2006	2007
CASH FLOWS FROM OPERATIONS:
Net income	$7,107	$3,751	$2,706
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	6,597	6,450	1,730
(Increase) decrease in trade receivables	3,853	(7,658)	4,093
(Increase) decrease in prepaid expenses, other accounts receivable and inventories	(835)	(387)	341
(Decrease) increase in trade payables	(1,441)	407	(686)
Increase (decrease) in deferred revenues	(1,309)	188	(3,055)
Increase in employee and payroll accruals	1,494	1,183	624
Decrease in other accounts payable and accrued expenses	(328)	(957)	(64)
Decrease in accrued restructuring expenses	(185)	(189)	(46)
Increase (Decrease) in accrued severance pay, net	143	68	(13)
Increase in accrued interest on marketable securities	(170)	(33)	(153)
Increase in Deferred taxes	(120)	--	(120)
losses on disposition of fixed assets	30	14	31
Stock-based compensation	2,596	2,487	639
Increase in other long term payables	--	5	--

Net cash provided by operations	17,432	5,329	6,027

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(9,874)	(34,294)	(11,046)
Proceeds from held-to-maturity marketable securities	7,165	34,352	2,060
Investment in held-to-maturity marketable securities-LT	(28,663)	--	(11,423)
Proceeds from held-to-maturity marketable securities-LT	29,925	--	12,881
(Investment in) maturity of short term deposits	(1,765)	216	(272)
Purchase of property and equipment	(6,756)	(5,177)	(1,993)
Decrease (increase) in long-term lease deposits and prepaid expenses	(111)	98	(133)
Investments in subsidiaries	(7,465)	(1,350)	--
Proceeds from sale of fixed assets	14	3	--

Net cash used in investing activities	(17,530)	(6,152)	(9,926)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	2,341	1,490	430
Decrease in long-term other liabilities	(61)	(82)	--
Investment in treasury stock, at cost	--	(3,170)	--

Net cash provided by (used in) financing activities	2,280	(1,762)	430

Effect of exchange rate on cash and cash equivalents	814	394	230

Increase (decrease) in cash and cash equivalents	2,996	(2,191)	(3,239)
Cash and cash equivalents at the beginning of the period	28,616	30,807	34,851

Cash and cash equivalents at the end of the period	$31,612	$28,616	$31,612

Appendix A
Investment in Subsidiaries
Working Capital	$1,016	$--	$--
Long term assets	1,385	--	--
Long term liabilities	--	--	--
Goodwill	5,064	1,350	--

	$7,465	$1,350	$--

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Revenues:
Software license	$6,236	$4,810	$19,741	$13,576
Software hosting	4,446	3,761	15,384	13,403
Maintenance	8,102	5,823	27,570	22,513
Services	10,641	8,708	41,939	36,017
Hardware sales	--	--	--	--

Total revenues	29,425	23,102	104,634	85,509

Operating expenses:
Software licenses costs	342	192	590	604
Amortization of capitalized software development costs	--	394	394	1,576
Amortization of other intangible assets	281	318	1,387	1,275
Maintenance, hosting and services costs [1]	12,787	8,844	45,578	34,726
Software development [1]	5,354	4,624	19,348	16,710
Selling and marketing [1]	4,363	4,266	17,667	15,754
General and administrative [1]	3,807	3,181	13,553	12,133

Total operating expenses	26,934	21,819	98,517	82,778

Operating income	2,491	1,283	6,117	2,731
Financial income, net	638	470	2,197	1,984
Income taxes	(423)	(118)	(1,207)	(964)

Net income	$2,706	$1,635	$7,107	$3,751

Net income per share:
Net income used in computing income per share	$2,706	$1,635	$7,107	$3,751
Basic income per share	$0.17	$0.11	$0.46	$0.25
Diluted income per share	$0.16	$0.10	$0.43	$0.24
Shares used in computing:
Basic income per share	15,528,468	14,973,302	15,354,354	14,879,241
Diluted income per share	16,720,994	15,639,751	16,593,283	15,850,793

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$3,626	$2,982	$11,484	$9,089
Adjusted non-GAAP[2] net income per share	$0.22	$0.19	$0.69	$0.57
Shares used in computing adjusted non-GAAP[2] net income per share	16,720,994	15,639,751	16,593,283	15,850,793

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$2,706	$1,635	$7,107	$3,751
Amortization	281	712	1,781	2,851
Stock-based compensation	639	635	2,596	2,487

Adjusted non-GAAP[2] net income	$3,626	$2,982	$11,484	$9,089

[1] Includes charges for stock-based compensation in 2007 and 2006
[2] See Reconciliation to GAAP